U.S. Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                                                                                                                                  WALGREENS BOOTS ALLIANCE, INC.

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2..  Name of the person relying on exemption:

                                                                                                                                               CTW INVESTMENT GROUP

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3. Address of the person relying on exemption:

                                                                                                                1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036

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4.  Written materials.  Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):

[CHANGE TO WIN INVESTMENT GROUP LOGO]

May 1, 2015 Please Support Proxy Access (Item 6) Dear Walgreen Boots Alliance shareholder:

We urge you to vote FOR Item 6 calling for the adoption of a proxy access bylaw at Walgreen Boots Alliance, Inc. s (NasdaqGS: WBA) annual shareholder meeting on May 28, 2015. Based on 3% ownership and 3 -year eligibility thresholds the so - called 3/3 model around which leading investors are converging the proposal enhances governance and long -term accountability at Walgreen Boots Alliance ( WBA ) by:

  Establishing a fundamental shareholder right that is supported by major institutional investors, embraced by other large cap companies such as General Electric and Hewlett Packard and by WBA peers McKesson and Rite Aid, and endorsed by 49.5% of the company s outside shareholders at the last annual meeting.
  Leveling the playing field for long-term shareholders after the board conceded influence over three board seats to JANA Partners, an activist hedge fund that holds less than 1.5% of the company s equity, in what was an exceedingly generous settlement.
  Providing a critical safety valve to ensure stewardship of long-term shareholder value as the company s business model, executive leadership and governance structure undergo major transformations following the acquisition of Alliance Boots.

The CtW Investment Group, the sponsor of the proposal, works with union sponsored pension funds to enhance long -term shareholder returns through active ownership. These funds have $250 billion in assets under management and are substantial WBA shareholders.

Proxy Access Establishes a Fundamental Right for Company s Long -term Shareholders

By allowing long-term investors to potentially nominate up to a fifth of the board, the proposal encourages boards to be more accountable to shareholders, more vigilant in their oversight of management and more thoughtful in their nomination process.

The broad support for proxy access under the 3/3 model from many of the largest public pension funds and institutional investors, including BlackRock and TIAA - CREF, coupled with the growing number of companies endorsing the reform, including peers McKesson and Rite Aid, demonstrate the falsity of WBA s claims that proxy access is a costly distraction likely to encourage short -termism and to discourage high caliber directors. Indeed, Chairman James Skinner serves as a director at Hewlett Packard, one of the first U.S. companies to adopt proxy access, and thus, presumably, supports this common sense measure elsewhere. As the Norwegian Government Pension Fund Global has stated: A successful board should not fear proxy access .

Proxy Access Levels the Playing Field for Long- Term Shareholders to Counterbalance Generous Nomination Agreement with JANA Partners

WBA s contention that proxy access risks increasing the influence of special interest groups by allowing disproportionate influence over the board from a small sub -set of the share base is disingenuous given how the company rolled out the red the carpet to JANA Partners last September. After reportedly pushing for the unsuccessful tax inversion, and holding just 1.2% of shares for less than 9 months, JANA won a shareholder agreement from the company granting the activist hedge fund two board seats and influence over a third appointment if a vacancy arose. This was, by any standard, an exceedingly generous arrangement.

It is also worth noting that WBA s concern that proxy access bypasses the Director Selection Process already in place is misleading; four of the last five board appointments were pursuant to shareholder nomination agreements, not the board s own director selection process.

In short, r ather than allowing special interest[s] to promote a specific agenda and otherwise encourage short -termism, proxy access levels the playing field for long -term public shareholders in the selection of director candidates.

Proxy Access Provides a Critical Safety Valve as Business, Leadership and Governance Undergo Major Transformations

In the wake of the merger with Alliance Boots, accountability is at a premium. The company may have technically paid to acquire Alliance Boots, but recent executive changes underscore the influence being wielded by Alliance Boots Executive Chair Stefano Pessina. This transition has not been smooth and raises questions about the future governance of the company. Greg Wasson abruptly announced he was stepping down as CEO just weeks before the merger vote, and with a string of other top -level departures over the past ten months, former Alliance Boots executives have now succeeded to nine of the top twelve executive positions, including Pessina as acting CEO. Indeed, Pessina s recent admission that five months on from Wasson s decision to leave, the company is having difficulty finding a permanent CEO replacement indicates to us that the succession has been poorly managed. This leadership vacuum is particularly concerning given that the company is working to integrate geographically and culturally distinct businesses, and, according to recent comments by Pessina, contemplating further acquisitions.

It is in precisely these circumstances of transition and flux where the true tests come for board independence, objectivity, accountability and leadership. With Pessina and his former Alliance Boots investors, including KKR, holding approximately 20% of the voting power, we believe proxy access is vital to ensuring that the interests of long -term outside shareholders remain paramount in what is a radically redrawn governance structure.

For all these reasons, we urge you to vote FOR our proxy access proposal . If you would like to discuss our concerns directly, please contact my colleague Michael Pryce -Jones at (202) 721 -6079.

Executive Director, CtW Investment Group

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted